February 19, 2019

Brandon Romanek
President
THC Therapeutics, Inc.
11700 W Charleston Blvd #73
Las Vegas, NV 89135

       Re: THC Therapeutics, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed December 17, 2018
           File No. 000-55994

Dear Mr. Romanek:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2018 letter.

Amendment No. 2 to Form 10 Filed December 17, 2018

General

1. Please reflect in your filing your reverse stock split that occurred before your registration statement was effective. Also, ensure that your other disclosures were current as appropriate, including disclosure in response to Regulation S-K Item 404.
2. We note your response to prior comments 1 and 2 and the high percentage of your total assets that your response suggests are investment securities. In particular, you note in your response that you have acquired rights to tokens and equity and that such rights and equity are "securities" under the Securities Act of 1933. You also state in your response letter that you do not believe that you are an investment company under the Investment
      Company Act of 1940. Please provide us with a more complete and detailed legal analysis explaining whether you are, are not, or that your operations will not cause you to
 Brandon Romanek
FirstName LastNameBrandon Romanek
THC Therapeutics, Inc.
Comapany NameTHC Therapeutics, Inc.
February 19, 2019
February 19, 2019 Page 2
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FirstName LastName
         register as, an investment company as defined in the 1940 Act. To the extent applicable, fully address the exclusions from the 1940 Act you are relying on and provide us with detailed legal analysis supporting your determination that the exclusions are available to you. Your analysis should include all facts upon which your determination is based and how your investment strategy will support that exclusion. In forming your analysis, we refer you to In re Tonopah Mining Co. (26 S.E.C. 426 (1947)).
3. In your future or amended filings, please include appropriate disclosure addressing the risks related to your conclusions regarding whether the company is an investment company; include, as applicable, references to the specific exemptions or exclusions that are being relied upon. Please also disclose the material consequences to the company that could occur if the company were deemed to be an investment company. Description of Business, page 4

4. We note your disclosure on page 7 regarding removal of germs and bacteria. Please tell us the extent that your product is subject to Food and Drug Administration regulation.
         Also, tell us the basis for your statement that the product is "laboratory-proven," including when the testing occurred, whether it was conducted by an independent third-party, what the testing proved, and whether the results were statistically significant.
5. We note your disclosure in your previous amendment that you planned to strategically sell the the tokens and coins. Please provide us you analysis of how your original intentions affect the exemption from registration mentioned in your response to the last sentence of prior comment 1.
6. Please tell us the status of your ADVFN plc joint venture mentioned in your Form 10 as filed October 19, 2018.
Robot Cache, page 6

7. If federal, state, local or foreign regulation of blockchain technology or digital assets may have a material effect on your business, disclose the effects of such existing or probable governmental regulation, including any material license requirements or money transmission laws. Also tell us how you plan to dispose of any digital assets that are securities, and disclose any material risk that federal and state securities laws may apply to the distribution.
8. If known, disclose how the Robot Cache business intends to create, issue or use digital assets. Address the status of the development, and if anticipated development dates have passed, clarify in your disclosure. If applications involving the digital assets will be dependent on another blockchain, address the risks and challenges related to such reliance;
         if the applications will run on their own blockchain, address the risks and challenges related to developing and maintaining the blockchain.
 Brandon Romanek
FirstName LastNameBrandon Romanek
THC Therapeutics, Inc.
Comapany NameTHC Therapeutics, Inc.
February 19, 2019
February 19, 2019 Page 3
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FirstName LastName
Patent, Trademark, License & Franchise..., page 8

9. Please tell us who is the applicant on the relevant patent applications, and tell us how your
         CEO acquired rights to transfer those applications to you. Include risk factor disclosure as appropriate.
We may potentially acquire cryptographic or digital tokens..., page 10

10. Disclose the liquidity and valuation challenges you may face regarding holdings of digital assets. Also address any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach, and any risks and challenges created by events on the underlying blockchain, such as "forks" and "airdrops."
We currently have outstanding shares of preferred stock..., page 13

11. Please clarify the nature of the rights that could limit your ability to undertake corporate transactions and inhibit changes of control after the preferred stock is converted as mentioned in the last sentence of this risk factor heading. Also, please clarify which provisions of your articles of incorpotion, bylaws and law are relevant to the penultimate risk factor on page 13.
Transactions with Related Persons, page 24

12. Please tell us how the gain on conveyance of assets and liabilities to a related party and the changes in accounts payable related party mentioned on page F-6 are reflected in this section. If the transactions need not be included in this section, please provide us the basis for your conclusion.
Director Independence, page 25

13. Disclose how you determined that you have one independent director. Provide the disclosure required by Regulation S-K Item 407(a).
Recent Sales of Unregistered Securities, page 26

14. If your repayment of the note due on May 9, 2018 is delinquent, please add appropriate disclosure in your risk factors and your "Liquidity and Capital Resources" section.

Preferred Stock, page 28

15. We note your statement that the Series A preferred stock holders are entitled to equal rights with your common stockholders as it related to liquidation preference. Clarify whether each Series A of preferred share is treated as one share of common stock for purposes of a liquidating distribution or whether a preferred stock holder will receive the
 Brandon Romanek
FirstName LastNameBrandon Romanek
THC Therapeutics, Inc.
Comapany NameTHC Therapeutics, Inc.
February 19, 2019
Page 4
February 19, 2019 Page 4
FirstName LastName
         liquidating distribution based on the number of common shares into which the holder's preferred stock could convert.
Consolidated Balance Sheets, page F-3

16. The number of Preferred A and common shares outstanding as of July 31, 2018 disclosed on the face of this statement do not agree to the shares outstanding on your consolidated statement of stockholders deficit. Please revise the filing to consistently present the correct number of Preferred A and common shares outstanding.
Consolidated Statement of Stockholders Deficit, page F-5

17.      This statement refers incorrectly to Millennium Blockchain, Inc.
(formerly
         THC Therapeutics, Inc.). Please revise to present headings that are consistent with the legal name of the company.
Note 9 - Robot Cache - Rights to Token and Equity, page F-10

18. We note that you valued your right to purchase the cryptographic tokens and equity of
         Robot Cache at $2,429,981. Please address the following:
           Tell us how the fair value was allocated between the cryptographic tokens and equity.
           Explain how you are accounting for the cryptographic tokens, citing the authoritative accounting literature upon which you are relying.
           Explain how you determined that no impairment existed as of July 31, 2018 and each subsequent interim period and tell us the valuation methodology and significant assumptions used for the analysis.
           Tell us whether the company has received the cryptographic token as of the date of your response.
Exhibits

19. Please file the attachments missing from exhibits 10.2, 10.5 and 10.7. Brandon Romanek
THC Therapeutics, Inc.
February 19, 2019
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Branch Chief, at (202) 551-3617 with any other questions.



                                                          Sincerely,
FirstName LastNameBrandon Romanek
                                                          Division of
Corporation Finance
Comapany NameTHC Therapeutics, Inc.
                                                          Office of Electronics
and Machinery
February 19, 2019 Page 5
cc:       Lance Brunson, Esq.
FirstName LastName